[redacted]

09057704

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB* 3/4

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centre Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Elskip Lane
(No. and Street)

Greenwich (City) CT (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Crusoe 203-531-7626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Belletti & Company
(Name – *if individual, state last, first, middle name*)

1225 Franklin Ave., Suite 325, Garden City, NY 11530
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William J. Crusoe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centre Capital Advisors, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial Principal

Title

Notary Public

JENNIFER L. DULIN
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

JOSEPH BELLETTI CPA P.C.
Certified Public Accountant and Consultant
1225 Franklin Avenue – Suite 325
Garden City, New York 11530
Tel: 516-992-3490
Fax: 516-489-0547

January 21, 2009

Independent Auditors' Report on Internal
Accounting Control Required by Securities
And Exchange Commission Rule 17a-5

In planning and performing our audit of the financial statements of Centre Capital Advisors, LLC ("Centre") for the year ended December 31, 2008, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Centre including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Centre does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Centre in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers.

The management of Centre is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above referenced objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Centre has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

JOSEPH BELLETTI CPA P.C.
Certified Public Accountant and Consultant
1225 Franklin Avenue – Suite 325
Garden City, New York 11530
Tel: 516-992-3490
Fax: 516-489-0547

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in the conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or the operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that Centre's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

During our audit no facts came to our attention to indicate that the exemption from Rule 15c3-3 has not been completed during the period ending December 31, 2008.

This report is intended solely for the information and use of management, the SEC, the FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Belletti CPA P.C.

Joseph Belletti CPA P.C.

CENTRE CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007
AND
INDEPENDENT AUDITORS' REPORT

NONCONFIDENTIAL

CENTRE CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

TABLE OF CONTENTS

JOSEPH BELLETTI CPA P.C.
Certified Public Accountant and Consultant
1225 Franklin Avenue – Suite 325
Garden City, New York 11530
Tel: 516-992-3490
Fax: 516-489-0547

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF CENTRE CAPITAL ADVISORS, LLC

We have audited the accompanying balance sheet of CENTRE CAPITAL ADVISORS, LLC as of December 31, 2008 and 2007 and the related statements of operations and changes in members' capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CENTRE CAPITAL ADVISORS, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Joseph Belletti CPA P.C.

Joseph Belletti CPA P.C.

Garden City, New York
January 21, 2009

CENTRE CAPITAL ADVISORS, LLC

BALANCE SHEET

DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
Cash	$22,282	$23,503
FINRA Account	361	903
Accounts receivable	1,000	0
Prepaid expenses	5,309	4,929
Total assets	$28,952	$29,335

LIABILITIES AND MEMBERS' CAPITAL

	2008	2007
Liabilities		
Accrued expenses	$6,524	$4,246
Members' Capital	22,428	25,089
Total Liabilities and Members' Capital	$28,952	$29,335

The accompanying notes are an integral part of these financial statements.

CENTRE CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

1 - ORGANIZATION

The Company provides investment banking services and is a member of the Financial Industry Regulatory Authority ("FINRA").

2 - SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results may differ from those estimates.

Income taxes

The Company is a Limited Liability Company for Federal and State tax purposes, and accordingly the Company's taxable income is reportable on the individual member's income tax return, and the Company makes no provisions for federal and state income taxes.

Concentration of Credit Risk for Cash

The Company's cash balance is maintained in one bank and is insured by the Federal Deposit Insurance Company for up to $250,000.